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                                                              EXHIBIT 99.(a)(15)



February 18, 1997
Jericho, New York

FOR IMMEDIATE RELEASE .... RALEIGH EXTENDS TENDER OFFER

        Raleigh Capital Associates L.P. has extended the expiration date of its offer to purchase up to approximately 22% of the outstanding limited partnership interests and assignee interests therein of Arvida/JMB Partners, L.P. at $500 per interest until 12:00 Midnight, New York City time, on Friday, March 7, 1997. Approximately 31,484.78 Units had been deposited pursuant to Raleigh's offer as of the close of business on February 17, 1997.

        For additional information, contact The Herman Group, Inc., the Information Agent for Raleigh's offer, at (800) 992-6146.